PRIMERO PROVIDES 2014 BLACK FOX GUIDANCE;
AND ANNOUNCES APPOINTMENT OF V.P. CORPORATE RESPONSIBILITY
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, April 3, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today provided 2014 production, cash cost and capital expenditure guidance for the recently acquired Black Fox complex. Primero also announces the appointment of Mr. James Mallory to the position of Vice President, Corporate Responsibility.

The Company is hosting an Investor Day at 9:00am ET today where senior management will discuss details of each of the Company’s assets. Management will provide updates on its portfolio of two operating mines and its two gold development projects that combined position the Company to increase gold production to a forecast 400,000 gold equivalent ounces1 in 2016. A live and archived webcast will be available at www.primeromining.com.

“Black Fox represents another opportunity to create value for our shareholders,” stated Joseph F. Conway, President and C.E.O. “After successfully turning San Dimas around over the last three years, our technical team is well prepared to work with the experienced Black Fox team to optimize another under-capitalized underground mine. During our due-diligence process we identified several opportunities where we could invest and create value at Black Fox. Primero is well capitalized and has the financial resources to invest and grow the Black Fox mine. With the acquisition of the Black Fox complex Primero is now a diversified, below average cost, Americas based gold producer with an estimated 225,000 to 245,000 gold equivalent ounces of production in 2014.”

Senior Management Appointment

The Company is pleased to announce the appointment of Mr. James Mallory as Vice President, Corporate Responsibility, effective March 1, 2014. Mr. Mallory will have the overall responsibility of Occupational Health and Safety, Environmental Management, Community Relations, and Risk Management.

The appointment of Mr. Mallory is consistent with the Company’s commitment to corporate responsibility and execution of a broad-based, company-wide strategic corporate responsibility initiative, ensuring the Company’s business is carried out in a sustainable manner.

"I would like to welcome Jim to the senior management team at Primero. He brings extensive experience in the area of corporate responsibility, sustainability and community relations, having been involved with mining projects in Argentina, Bolivia, Canada, Chile, Peru and the United States of America. At the same time, Jim has a solid knowledge of mining operations, having been actively involved with several operating mines including being a mine General Manager,” stated Joseph F. Conway, President and C.E.O.

Black Fox is an Opportunity to Create Value

Primero acquired the Black Fox complex in March 2014. The Black Fox complex is located near Timmins, Ontario and comprises the Black Fox mine, two adjacent exploration properties, Grey Fox and Pike River, and the Black Fox mill located on the Stock Mill property.

The Black Fox mine has historically been owned by a number of under-capitalized junior gold producers. The mine had an irregular production history until 2012 when long-hole mining was introduced and in 2013 the mine produced 98,710 ounces of gold.

As a result of the commodity price decline and the previous owner’s lack of funding, the Black Fox mine was under-capitalized in the second half of 2013 resulting in lower underground production due to insufficient underground development, definition and delineation drilling. This resulted in lower than anticipated Q1 2014 production results. Primero is well capitalized and has the technical expertise required to invest sufficiently in underground development and exploration, while still focusing on cost control, mine productivity and exploring the depth potential of the Black Fox mine. With the increased investment planned by Primero, management is confident the mine can return to operating at Q3 2013 production levels within a six month period.

In 2014 Primero will increase exploration and delineation drilling and exploration drifting at Black Fox in order to open new mining faces and expand underground production. Additional underground equipment will be acquired in 2014 to increase productivity. The Company has a target of producing approximately 1,000 tonnes per day from the Black Fox underground by the end of 2014.

In 2014 and beyond the Company also plans to test the full lateral and depth potential of the Black Fox underground mine. Extending the depth and/or lateral extent of the known mineralization will extend the overall mine-life and add value for shareholders.

The Company will also be initiating a surface exploration program to drill the east and west extension of the open-pit, which is currently in its third push back, with the objective of extending the open-pit life.

The Grey Fox property, located 4 kilometres south-east of the Black Fox mine, has produced promising exploration results and already contains 500,000 ounces at 3.7 grams per tonne of Gold Mineral Indicated Resources. Primero raised $9 million in March 2014 in a flow-through financing, in order to invest in an aggressive exploration program at the Grey Fox and surrounding properties.

2014 Black Fox Production Guidance

In 2014 Primero expects attributable production from the Black Fox mine to be between 70,000 and 80,000 ounces of gold, following its acquisition on March 5, 2014. Attributable cash costs for Black Fox in 2014 are expected to be in the range of $850 to $900 per ounce.

This results in Primero’s total expected attributable production in 2014 of between 225,000 and 245,000 gold equivalent ounces. Primero’s attributable cash costs2 for 2014 are expected to be in the range of $650 to $700 per gold equivalent ounce.

Primero’s 2014 updated production outlook is summarized in the following table:

	Black Fox	San Dimas	Total
Attributable gold equivalent production[1] (gold equivalent ounces)	70,000-80,000	155,000-165,000	225,000-245,000
Gold production (ounces)	70,000-80,000	115,000-125,000	185,000-205,000
Silver production[4] (million ounces)	-	6.25-6.50	6.25-6.50
Total cash costs[2,3] (per gold equivalent ounce)	$850-$900	$575 - $600	$650-$700
All-in Sustaining Costs[2,3] (per gold ounce)	$1,300-$1,400	$950-$1,050	$1,100-$1,200

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price5 of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.07 Canadian dollars and 13 Mexican pesos to the US dollar.

2014 Black Fox Capital Expenditure Guidance

Capital expenditures at the Black Fox complex during 2014 are expected to be approximately $31.2 million excluding capitalized exploration costs of $16.8 million. This results in total Primero capital expenditures in 2014 of $80.0 million excluding capitalized exploration costs of $35.0 million.

Capital Expenditures	Estimated 2014
San Dimas Underground Development	$14.7 million
San Dimas Sustaining Capital	$11.8 million
San Dimas Projects	$11.8 million
San Dimas Sub Total	$38.3 million
Black Fox Underground Development	$7.6 million
Black Fox Open Pit Capital Stripping	$3.3 million
Black Fox Sustaining	$10.7 million
Black Fox Projects	$8.3 million
Grey Fox Development Studies	$1.3 million
Black Fox Sub Total	$31.2 million
Cerro del Gallo Development	$10.4 million
Total	$80.0 million

Underground development at Black Fox in 2014 will be focused on both the West and the East zones. In the West Zone development of the ‘B-Zone’ is planned, with a plan to open two concurrent mining faces. In the East zone development is planned to advance east on the 520 and 540 levels. Drilling in the Central Zone continues to be positive and will be included in the near term mine plan due to its close proximity to existing infrastructure.

The Company’s 2014 capital expenditures include investments in the Black Fox mill and tailings pond in order to optimize recoveries, optimize water management and increase the tailings capacity.

2014 Exploration Plan

Primero is focused on investing in exploration at Black Fox in order to extend the known mineralization both laterally and at depth. Comparable regional underground mines extend to an average depth of 1.6 kilometres, while the Black Fox deposit is currently only defined to a depth of 500 metres.

The Company’s 2014 $16.8 million exploration plan at the Black Fox complex includes over 132,000 metres of diamond drilling. This is significantly greater than the drilling completed over the last few years.

Exploration drifting will include opening the 500 level in the East Zone. This drift is designed so that underground drilling can test for the extension of the mine at depth across the strike length of the property.

Primero is also assessing the expansion opportunity of the open-pit, currently in its third push back. Drilling from surface is planned to test for potential east and west extensions of the current pit. Drilling will be completed in 2014 to determine if a fourth push back of the open-pit is possible or whether the near-surface material will be mined from underground.

Drilling of 76,400 metres is planned at the Grey Fox, Pike River and Stock Mill properties. The Grey Fox exploration program includes exploration, delineation and some condemnation drilling. The Company aims to increase the total defined Mineral Resources and convert Inferred Mineral Resources to the Measured and Indicated categories at Grey Fox. The Pike River and Stock Mill properties include a total of 15,400 metres of regional exploration drilling.

Capitalized Exploration Expenditures	Metres	Estimated 2014
San Dimas Diamond Drilling	60,000	$5.4 million
San Dimas Drifting	2,500	$5.9 million
San Dimas Regional Diamond Drilling	20,000	$3.5 million
Ventanas Regional Diamond Drilling	4,100	$0.9 million
San Dimas Sub Total		$15.7 million
Black Fox Diamond Drilling	55,700	$7.7 million
Grey Fox & Regional Exploration	76,400	$9.1 million
Black Fox Complex Sub Total		$16.8 million
Cerro del Gallo Diamond Drilling	10,000	$2.5 million
Total	226,200	$35.0 million

Black Fox 2013 Mineral Reserves and Mineral Resources

The 2013 Black Fox Mineral Reserves and Mineral Resources as published in the Company’s Annual Information Form were not updated with any drilling information from 2011, 2012 or 2013. They are the Mineral Reserves and Mineral Resources estimated for Black Fox at October 31, 2010, updated to reflect depletion from production from the end of October to December 31, 2010 and from December 31, 2010 to December 31, 2011, December 31, 2011 to December 31, 2012, and December 31, 2012 to December 31, 2013.

The Company expects to release updated Mineral Reserves and Mineral Resources for Black Fox including recent drill data by July 2014.

Black Fox Estimated Gold Proven and Probable Mineral Reserves, as of December 31, 2013

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
	Tonnes	Gold	Gold	Tonnes	Gold	Gold	Tonnes	Gold	Gold
		Grade	(oz)		Grade	(oz)		Grade	(oz)
		(g/t)			(g/t)			(g/t)
Open Pit				1,457,000	3.9	182,000	1,457,000	3.9	182,000
Underground				2,305,000	6.1	452,900	2,305,000	6.1	452,900
Stockpile	707,449	1.1	25,900				707,449	1.1	25,900
Total	707,449	1.1	25,900	3,762,000	5.2	634,900	4,469,000	4.6	660,800

Black Fox Estimated Gold Measured and Indicated Mineral Resources, Including Reserves, as of December 31, 2013

	Measured Resource			Indicated Resource			Measured & Indicated
							Resources
	Tonnes	Gold	Gold	Tonnes	Gold	Gold	Tonnes	Gold	Gold
		Grade	(oz)		Grade	(oz)		Grade	(oz)
		(g/t)			(g/t)			(g/t)
Open Pit				1,838,500	4.3	252,383	1,838,500	4.3	252,383
Underground				2,396,200	7.1	544,259	2,396,200	7.1	544,259
Stockpile	707,449	1.1	25,900				707,449	1.1	25,900
Total	707,449	1.1	25,900	4,234,673	5.9	796,642	4,942,149	5.2	822,542

Black Fox Estimated Gold Inferred Mineral Resources as of December 31, 2013

		Inferred Resources
	Tonnes	Gold	Gold
		Grade	(oz)
		(g/t)
Open Pit	105,180	4.0	13,672
Underground	165,808	5.7	30,500
Total	270,988	5.1	44,172

1.

The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not. Contained metal in estimated reserves remains subject to metallurgical recovery losses.

2.

Black Fox reserves and resources are based on US$1,150/oz Au for 88% of production and US$500/oz Au for gold sold through the gold stream agreement from the Black Fox Technical Report prepared by Tetra Tech dated January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff. Estimated Black Fox reserves and resources are shown as at December 31, 2013, net of mining depletion from the January, 2011 independent Technical Report.

3.

Paul Daigle, P.Geo of Tetra Tech is the Qualified Person who updated the Black Fox Mine Mineral Resource estimates in the Black Fox Technical Report and Dan Sweeney, P.Eng., of Tetra Tech is the Qualified Person who reviewed the Black Fox Mineral Reserves estimates in the Black Fox Technical Report.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(2) Total cash costs per gold equivalent ounce on a co-product basis and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s 2013 Management Discussion & Analysis (“MD&A”) for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s 2013 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.16 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox Mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “program”, “expects” or “expected”, “proposed”, “moving forward”, “possible” “budget”, “scheduled”, “estimates” or “estimated”, “forecast”, “intends”, “anticipates”, “approximately”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “if”, “would”, “might” or “will”, or “be achieved” or the negative connotation thereof. Certain forward looking information is identifiable by its context and may be expressed in the present tense including references to anticipated benefits of future events or current matters that are continuing.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s 2014 outlook for production, cash costs, all-in sustaining costs, capital expenditures and the realization of silver sales at spot prices; the underground development at Black Fox in 2014; the amount of ore from the Black Fox underground operations in 2014; three-year plan forecasts; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets;, , anticipated results of exploration including increases in reserves and resources, and exploration upside; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at Black Fox and San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2014; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben at San Dimas; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas or Black Fox, or develop the Cerro Del Gallo project to realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives, long-hole mining and haulage tunnels at San Dimas may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.